

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Via U.S. Mail

Mr. Jonathan D. Wasserman, Esq.
EGI Acquisition Parent, L.L.C.
Two North Riverside Plaza, Suite 600
Chicago, Illinois 60606

> **Re:** **Rewards Network Inc.**
> **Amendment No. 1 to Schedule TO-T/13E-3**
> **Filed by EGI Acquisition, L.L.C., EGI Acquisition Parent, L.L.C. ,**
> **KMJZ Investments, L.L.C. and Chai Trust Company, LLC**
> **Filed on November 23, 2010**
> **File No. 005-35435**

Dear Mr. Wasserman:

We have reviewed your amended filing and have the following comments.

Offer to Purchase

Background, page 12

1.   We note your response to prior comment 2, in which you state that the Orderly
Liquidation Appraisal was requested by an outside party and was not considered by you.
However, Item 1015(b) of Regulation M-A requires a summary of any appraisal received
by you from an outside party that is materially related to the transaction. Given that the
Orderly Liquidation Appraisal was received by you from an outside party and is
materially related to the transaction, please provide the disclosure required by Item 1015
and Item 1016 of Regulation M-A with respect to this appraisal, or provide us
supplementally with a copy of the Orderly Liquidation Appraisal. We may have further
comment.

2.   We note your response to prior comment 7. Given that your board of directors
considered it an element of procedural fairness that the offer complies with federal
securities laws, please put this element in context by disclosing that the offer complies
with the minimum time period provided under federal securities laws, which indicates
that the offer is open long enough not to be considered fundamentally unfair.

Effects of the Offer, page 23

3.   We note your response to prior comment 12. Please disclose the dollar value of each filing person's interest in the net book value and net earnings of Rewards in absolute terms, instead of merely disclosing the marginal increase in the filing person's interest in such amounts.

Summary of the Merger Agreement; Other Agreements, page 24

4.   We note your response to prior comment 13. In that comment, we asked that you address the statement that the Merger Agreement and the summary thereof are not intended to modify or supplement any factual disclosures about Rewards or Parent (or their affiliates) in public reports filed with the Commission, but your response does not appear to have done so. Please delete this language, which implies that the Merger Agreement and summary do not constitute public disclosure.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (312) 407-8513
Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP